SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2008
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Exhibit Index
EX-15

     On May 22, 2008, Telvent’s shareholders voted, at its Ordinary Shareholders Meeting, to approve the board of director’s proposal of the payment of a dividend on Telvent’s common stock in the amount of € 0.34 per share. Such dividend will be payable on June 24, 2008 to shareholders of record on June 10, 2008 at the exchange rate set by the Spanish “Boletín Oficial del Estado” for May 22, 2008. A copy of the press release announcing this dividend is furnished hereto as Exhibit 15.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
	By:	/s/ Manuel Sánchez
		Name:	Manuel Sánchez
Date: May 22, 2008		Title:	Chief Executive Officer

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K:

Exhibit	Description

15	Press release of the Company, dated May 22, 2008, announcing the Company’s dividend payment.

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